

UNITED STATES
SECURITIES AND EXCHANGE COM
Washington, D.C. 20549

08029825

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC

SEC FILE NUMBER
8- 51488

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redstone Consulting, LLC DBA = CONDERA SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 N. Post Oak Lane, Suite 200
(No. and Street)

Houston (City) Texas (State) 77024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Solomon 713-266-1899
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

12 Greenway Plaza, Suite 1202 (Address) Houston (City) Texas (State) 77046 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Solomon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redstone Consulting, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARIE E. TURNER
Notary Public, State of Texas
My Commission Expires
April 25, 2009

Signature

Designated Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDSTONE CONSULTING, LLC

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2007

UHY LLP
Certified Public Accountants

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289

Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report on the Internal Control Required by SEC Rule 17a-5

Board of Directors
Redstone Consulting, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Redstone Consulting, LLC (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (formerly the National Association of Securities Dealers, Inc.), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Houston, Texas
February 13, 2008

REDSTONE CONSULTING, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

REDSTONE CONSULTING, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

CONTENTS

UHY LLP
Certified Public Accountants

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289

Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report

To the Board of Directors
Redstone Consulting, LLC

We have audited the accompanying statements of financial condition of Redstone Consulting, LLC as of December 31, 2007 and 2006, and the related statements of operations, member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redstone Consulting, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Houston, Texas
February 13, 2008

REDSTONE CONSULTING, LLC
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2007	December 31, 2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 711,745	$ 629,145
Fees receivable	532,952	702,566
Prepaid expenses	53,896	32,253
TOTAL CURRENT ASSETS	1,298,593	1,363,964
PROPERTY AND EQUIPMENT		
Furniture and fixtures	189,234	164,057
Equipment	33,704	33,696
Computers	62,900	74,507
Software	33,332	41,101
Leasehold improvements	117,408	100,338
	436,578	413,699
Less: accumulated depreciation	263,245	272,694
NET PROPERTY AND EQUIPMENT	173,333	141,005
OTHER ASSETS	8,785	8,785
TOTAL ASSETS	$ 1,480,711	$ 1,513,754
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$ 40,386	$ 41,582
Accrued expenses	536,732	427,371
TOTAL LIABILITIES	577,118	468,953
MEMBER'S EQUITY	903,593	1,044,801
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,480,711	$ 1,513,754

See notes to financial statements.

REDSTONE CONSULTING, LLC
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2007	2006
REVENUES		
Placement fees	$ 1,581,591	$ 1,369,204
Investment advisory fees	5,590,485	4,780,256
Commissions	423,411	798,488
Gain on trading account	98,929	13,309
Interest income	383,547	394,157
Miscellaneous	69,003	31,800
TOTAL REVENUES	8,146,966	7,387,214
EXPENSES		
Management fees	2,615,861	2,297,132
Salaries	3,639,293	2,644,858
Clearance fees	486,356	443,667
Other operating expenses	608,050	646,661
Occupancy and equipment rental	396,934	374,064
Professional and consulting fees	85,151	71,292
Payroll taxes	161,484	135,087
Subscriptions and dues	150,008	132,809
Travel	47,944	42,109
Insurance	145,409	88,737
Licensing and registration fees	5,489	7,366
Telephone	72,597	76,871
TOTAL EXPENSES	8,414,576	6,960,653
INCOME (LOSS) BEFORE STATE INCOME TAX EXPENSE	(267,610)	426,561
STATE INCOME TAX EXPENSE	(17,250)	-
NET INCOME (LOSS)	$ (284,860)	$ 426,561

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

REDSTONE CONSULTING, LLC
STATEMENTS OF MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2007 AND 2006

Balance at January 1, 2006	$ 618,240
Net income	426,561
Balance at December 31, 2006	1,044,801
Contributions	143,652
Net loss	(284,860)
Balance at December 31, 2007	$ 903,593

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

REDSTONE CONSULTING, LLC
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (284,860)	$ 426,561
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Loss on retirement of property and equipment	333	-
Depreciation	38,570	59,065
Changes in operating assets and liabilities:		
Fees receivable	169,615	(467,341)
Prepaid expenses	(21,643)	(8,910)
Accounts payable	(1,196)	(29,668)
Accrued expenses	109,361	(90,027)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	10,180	(110,320)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(71,232)	(18,630)
NET CASH USED IN INVESTING ACTIVITIES	(71,232)	(18,630)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions	143,652	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	143,652	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	82,600	(128,950)
CASH AND CASH EQUIVALENTS - Beginning of year	629,145	758,095
CASH AND CASH EQUIVALENTS - End of year	$ 711,745	$ 629,145

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Redstone Consulting, LLC (the "Company"), is a wholly-owned limited liability company subsidiary of The Redstone Companies, L.P. ("TRC"). The Company operates as an introducing broker on a fully disclosed basis and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3(k)(2)(ii). The Company has offices located in Houston and San Antonio, Texas with customers located throughout the United States of America. Refer to Note G for further information regarding the subsequent event involving the office located in San Antonio, Texas. The Company issues financial statements on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Revenue Recognition: Securities transactions are recorded on a trade date basis. The Company also generates revenues earned from investment referrals based on various contracts it has with investment companies. Revenues are recognized on an accrual basis and based on terms defined in these agreements.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment: Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets ranging from 5 to 7 years. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life. Major additions and improvements to property and equipment are capitalized and depreciated over the estimated useful lives. Routine maintenance and repair costs are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss are reflected in income for the period.

The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the book value of an asset may not be recoverable. The Company evaluates at each balance sheet date, whether events and circumstances have occurred which indicate possible impairment. The carrying value of a long-lived asset is considered impaired when the anticipated cumulative undiscounted cash flows of the related asset or group of assets is less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the estimated fair market value of the long-lived asset. At December 31, 2007, no such impairment exists.

Federal Income Taxes: The net income or loss of the Company flows through to its member. Accordingly, no federal income taxes are included in the accompanying financial statements.

State Income Tax: In May 2006, the State of Texas enacted a bill that replaced the existing franchise tax with a margin tax. Effective January 1, 2007, the margin tax applies to legal entities conducting business in Texas, including previously non-taxable entities such as limited partnerships and limited liability partnerships. The margin tax is based on our Texas sourced taxable margin. The tax is calculated by applying a tax rate to a base that considers both revenues and expenses and therefore has the characteristics of an income tax. As a result, we recorded $17,250 in state income tax for the year ended December 31, 2007 that is solely attributable to the Texas margin tax.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CLEARING BROKER

The Company has an agreement with Bear Stearns Securities Corporation ("Clearing Broker") to perform various securities clearance services. The agreement with the Clearing Broker requires the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules or $150,000.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $154,970, which was $54,970 in excess of its minimum required net capital of $100,000.

NOTE D - COMMITMENTS AND CONTINGENCIES

The Company leases certain equipment under the terms of operating leases which expire at various times through February 2010. In addition, the Company leases office space from a related party on an informal basis. Future minimum lease payments under non-cancelable lease agreements are as follows:

Year Ending December 31,		
2008	$	18,514
2009		16,544
2010		8,042
	$	43,100

Total rent expense for 2007 and 2006 was $391,562 and $373,168, respectively, of which $213,504 and $205,684 was charged by the related party in 2007 and 2006, respectively.

The effects of the subsequent event referred to in Note G are reflected in the future minimum lease payments under non-cancelable lease agreements noted above.

NOTE E - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include sophisticated financial institutions and individuals. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has experienced no losses associated with these accounts.

NOTE F - RELATED PARTY TRANSACTIONS

The Company has entered into a management agreement with TRC whereby the Company pays a monthly fee in return for use of TRC's employees and other administrative resources. The management agreement was terminated in October 2007. D uring 2007 and 2006, the Company was charged $225,000 and $300,000, respectively, in such fees to TRC. Such fees are included in management fee expense.

NOTE G - SUBSEQUENT EVENT

Effective January 1, 2008, the Company sold its San Antonio operations to certain employees of the Company. The employees of the San Antonio office will continue to be registered representatives of the Company for a transition period beginning January 1, 2008 and ending March 31, 2008. The effects of this transaction resulted in a $104,908 net decrease to fixed assets subsequent to year end. In addition, all related lease commitments of the San Antonio office were assumed by the new ownership (see Note D).

SUPPLEMENTARY INFORMATION

REDSTONE CONSULTING, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

TOTAL MEMBER'S EQUITY		$ 903,593
Deductions for nonallowable assets		
Fees receivable	$ 470,311	
Other assets	8,785	
Property and equipment, net	173,333	
Prepaid expenses	53,896	
Cash equivalents	29,298	735,623
Other deductions		13,000
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		154,970
HAIRCUTS ON SECURITIES		-
NET CAPITAL		$ 154,970
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable		$ 40,386
Accrued expenses		536,732
TOTAL AGGREGATE INDEBTEDNESS		$ 577,118
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (15:1 of total aggregate indebtedness)		$ 38,475
Minimum dollar net capital requirement		$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)		$ 100,000
EXCESS NET CAPITAL		$ 54,970
Ratio: aggregate indebtedness to net capital		3.72 : 1

There is no material difference between the above computation and the Company's computation of net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2007.

See Independent Auditors' Report.

END